Managed Account Series
Mid Cap Dividend Fund (the "Fund")

77D(g)

On March 27, 2017, the Board of Trustees (the "Board") of Managed Account Series approved a change in the name of Mid Cap Value Opportunities Portfolio to "Mid Cap Dividend Fund" and certain changes to the Fund's investment strategies and investment process. These changes included changing the Fund's non-fundamental policy of normally investing at least 80% of its assets in equity securities of mid cap companies to a non-fundamental policy to invest, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes in equity securities of mid cap companies and at least 80% of its net assets plus the amount of any borrowings for investment purposes in dividend-paying securities. In addition, Fund management determined to make certain changes to the Fund's portfolio management team and the benchmark index against which the Fund compares its performance.

All of these changes became effective on June 12, 2017.

Effective June 12, 2017, the following changes were made to the Fund's Prospectus:

Change in the Fund's Name

Mid Cap Value Opportunities Portfolio is renamed Mid Cap
Dividend Fund.

Changes in the Fund's Investment Strategies

The section of the Summary Prospectus entitled "Key Facts About Mid Cap Value Opportunities Portfolio - Principal Investment Strategies of the Fund" and the section of the Prospectus entitled "Fund Overview - Key Facts About Mid Cap Value Opportunities Portfolio - Principal Investment Strategies of the Fund" were deleted in their entirety and replaced with the following:

Principal Investment Strategies of the Fund

The Fund seeks to achieve its investment objective by investing primarily in a diversified portfolio of equity securities. Under normal circumstances, the Fund will invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in equity securities of mid cap companies and at least 80% of its net assets plus the amount of any borrowings for investment purposes in dividend-paying securities. Equity securities include common stock, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock. Mid cap companies are companies that at the time of purchase have market capitalizations in the range of companies included in the Russell Midcap Value Index (generally between $700 million and $42 billion as of May 31, 2017, although this range may change from time to time). The Fund will focus on issuers that have good prospects for capital appreciation and current income. Although the Fund invests primarily in dividend-paying securities, portions of the distributions paid by the Fund may not be subject to the lower income tax rates applicable to dividends. While the Fund will invest at least 80% of its assets in mid cap securities, the Fund may invest in securities of companies with any market capitalization. The Fund's portfolio, in the aggregate, will be structured in a manner designed to seek long-term capital appreciation as well as net portfolio yield in excess of the average yield of mutual funds invested primarily in U.S. equities.

The Fund may also invest in securities convertible into common stock and non-convertible preferred stock. Convertible securities are generally debt securities or preferred stock that may be converted into common stock. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock). A convertible security's value usually reflects both the stream of current income payments and the market value of the underlying common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Preferred stock may also be convertible into common stock.

The Fund may invest up to 25% of its total assets in securities of foreign issuers. The Fund may invest in securities from any country. The Fund may invest in securities denominated in both
U.S. dollars and non-U.S. dollar currencies.

The 80% policies noted above are non-fundamental policies of the Fund and may not be changed without 60 days' prior notice to shareholders.

The section of the Prospectus entitled "Details About the Funds
- How Each Fund Invests - Mid Cap Value Opportunities Portfolio
- Investment Process" was deleted in its entirety and replaced with the following:

Investment Process

BlackRock chooses investments for the Fund that it believes will both increase in value over the long term and provide current income, focusing on investments that will do both instead of those that will favor current income over capital appreciation. Total return consists of increases in value from both capital appreciation and income. The Fund will focus on issuers that have good prospects for capital appreciation. In selecting portfolio securities, the Fund will generally employ a value-oriented analysis, but may purchase equity securities based on a growth-oriented analysis when such securities pay dividends or Fund management believes such securities have particularly good prospects for capital appreciation.

Fund management believes that stocks that have yields often provide more attractive long-term total return and greater price stability during periods of downward movements in market prices than stocks that do not pay dividends. In certain market cycles, such as periods of high growth or high interest rates on bonds, dividend-paying stocks could go out of favor. During such periods, the Fund may underperform other equity funds that do not emphasize investments in dividend-paying stocks.

The Fund has no stated minimum holding period for investments and will buy or sell securities whenever Fund management sees an appropriate opportunity. For example, the Fund may sell shares of a company when the company's prospects for capital appreciation deteriorate or when its dividend rates become unattractive or when the Fund identifies another company with more attractive prospects.

The section of the Prospectus entitled "Details About the Funds
- How Each Fund Invests - Mid Cap Value Opportunities Portfolio
- Principal Investment Strategies" was deleted in its entirety and replaced with the following:

Principal Investment Strategies

The Fund seeks to achieve its investment objective by investing primarily in a diversified portfolio of equity securities. Under normal circumstances, the Fund will invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in equity securities of mid cap companies and at least 80% of its net assets plus the amount of any borrowings for investment purposes in dividend-paying securities. Equity securities include common stock, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock. Mid cap companies are companies that at the time of purchase have market capitalizations in the range of companies included in the Russell Midcap Value Index (generally between $700 million and $42 billion as of May 31, 2017, although this range may change from time to time). The Fund will focus on issuers that have good prospects for capital appreciation and current income. Although the Fund invests primarily in dividend-paying securities, portions of the distributions paid by the Fund may not be subject to the lower income tax rates applicable to dividends. While the Fund will invest at least 80% of its assets in mid cap securities, the Fund may invest in securities of companies with any market capitalization. The Fund's portfolio, in the aggregate, will be structured in a manner designed to seek long-term capital appreciation as well as net portfolio yield in excess of the average yield of mutual funds invested primarily in U.S. equities.

The Fund may also invest in securities convertible into common stock and non-convertible preferred stock. Convertible securities are generally debt securities or preferred stock that may be converted into common stock. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock). A convertible security's value usually reflects both the stream of current income payments and the market value of the underlying common stock. Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Preferred stock may also be convertible into common stock.

The Fund may invest up to 25% of its total assets in securities of foreign issuers. The Fund may invest in securities from any country. The Fund may invest in securities denominated in both
U.S. dollars and non-U.S. dollar currencies.

The 80% policies noted above are non-fundamental policies of the Fund and may not be changed without 60 days' prior notice to shareholders.

The section of the Prospectus entitled "Details About the Funds
- How Each Fund Invests - Other Strategies" was deleted in its entirety and replaced with the following:

Other Strategies

In addition to the principal strategies discussed above, each Fund may also invest or engage in the following investments/strategies:

Borrowing - Each Fund may borrow from banks as a temporary measure for extraordinary or emergency purposes, or to meet redemptions.

Illiquid/Restricted Securities - Each Fund may invest up to 15% of its net assets in illiquid securities that it cannot sell within seven days at approximately current value. Restricted securities are securities that cannot be offered for public resale unless registered under the applicable securities laws or that have a contractual restriction that prohibits or limits their resale (i.e., Rule 144A securities). They may include private placement securities that have not been registered under the applicable securities laws. Restricted securities may not be listed on an exchange and may have no active trading market and therefore may be considered to be illiquid. Rule 144A securities are restricted securities that can be resold to qualified institutional buyers but not to the general public.

Indexed and Inverse Securities - Each Fund may invest in securities the potential return of which is based on the change in a specified interest rate or equity index (an "indexed security"). Each Fund may also invest in securities the return of which is inversely related to changes in an interest rate or index ("inverse securities"). In general, the return on inverse securities will decrease when the underlying index or interest rate goes up and increase when that index or interest rate goes down.

Investment Companies - Each Fund has the ability to invest in other investment companies, such as exchange-traded funds, unit investment trusts, and open-end and closed-end funds. The Funds may invest in affiliated investment companies, including affiliated money market funds and affiliated exchange-traded funds.

Repurchase Agreements and Purchase and Sale Contracts - Each Fund may enter into certain types of repurchase agreements or purchase and sale contracts. Under a repurchase agreement, the seller agrees to repurchase a security at a mutually agreed-upon time and price. A purchase and sale contract is similar to a repurchase agreement, but purchase and sale contracts also provide that the purchaser receives any interest on the security paid during the period.

Securities Lending - Each Fund may lend securities with a value up to 33 1/3% of its total assets to financial institutions that provide cash or securities issued or guaranteed by the U.S. Government as collateral.

Warrants - A warrant gives each Fund the right to buy stock. The warrant specifies the amount of underlying stock, the purchase (or "exercise") price, and the date the warrant expires. Each Fund has no obligation to exercise the warrant and buy the stock. A warrant has value only if a Fund is able to exercise it or sell it before it expires.

When-Issued and Delayed Delivery Securities and Forward Commitments - The purchase or sale of securities on a when-issued basis, on a delayed delivery basis or through a forward commitment involves the purchase or sale of securities by each Fund at an established price with payment and delivery taking place in the future. Each Fund enters into these transactions to obtain what is considered an advantageous price to the Fund at the time of entering into the transaction.

The section of the Prospectus entitled "Details About the Funds
- How Each Fund Invests - Mid Cap Value Opportunities Portfolio
Other Strategies" was deleted in its entirety and replaced with the following:

Mid Cap Dividend Fund Other Strategies

Debt Securities - This includes fixed income securities issued by companies, as well as U.S. and foreign sovereign debt obligations. When choosing debt securities, Fund management considers various factors including the credit quality of issuers and yield analysis. The Fund may invest in debt securities that are rated investment grade of any maturity.

Derivative Transactions - The Fund may use derivatives to hedge its investment portfolio against market, interest rate and currency risks or to seek to enhance its return. The derivatives that the Fund may use include indexed and inverse securities, options, futures, swaps and forward foreign exchange transactions.

Rights - The Fund may purchase securities pursuant to the exercise of subscription rights, which allow an issuer's existing shareholders to purchase additional common stock at a price substantially below the market price of the shares.

Short-Term Securities - The Fund will normally invest a portion of its assets in short-term debt securities, money market securities, including repurchase agreements, or cash. The Fund invests in such securities or cash when Fund management is unable to find enough attractive long-term investments to reduce exposure to stocks when Fund management believes it is advisable to do so or to meet redemptions. Except during temporary defensive periods, such investments will not exceed 20% of the Fund's assets.

Standby Commitment Agreements - Standby commitment agreements commit the Fund, for a stated period of time, to purchase a stated amount of securities that may be issued and sold to the Fund at the option of the issuer.

Temporary Defensive Strategies - For temporary defensive purposes, the Fund also may restrict the markets in which it invests and may increase the portion of assets invested in issuers with larger capitalizations and in debt securities. Although the Fund will make temporary defensive investments only to the extent that Fund management believes they present less risk than the Fund's usual investments, temporary defensive investments may limit the Fund's ability to achieve its investment objective.